UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 4)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

CHECKERS DRIVE-IN RESTAURANTS, INC.

(Name of the Issuer)

CHECKERS DRIVE-IN RESTAURANTS, INC. TAXI HOLDINGS CORP.

TAXI ACQUISITION CORP.

WELLSPRING CAPITAL PARTNERS IV, L.P.

WELLSPRING CAPITAL MANAGEMENT LLC

WCM GENPAR IV, L.P.

WCM GENPAR IV GP, LLC

KEITH E. SIROIS

S. PATRIC PLUMLEY

STEVE COHEN

ADAM NOYES

RICHARD TURER

RON LEVONDOSKY

BRIAN R. DOSTER

(Name of the Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

162809305

(CUSIP Number of Class of Securities)

Brian R. Doster Vice President, Corporate Counsel and Secretary CHECKERS DRIVE-IN RESTAURANTS, INC. 4300 West Cypress Street Suite 600 Tampa, Florida 33607 (813) 283-7000	Carl M. Stanton TAXI HOLDINGS CORP. c/o Wellspring Capital Management LLC Lever House 390 Park Avenue New York, New York 10022 (212) 318-9800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement) COPIES TO:
Jeffrey C. Soza, Esq. Daniel B. Kim, Esq. Christensen, Glaser, Fink, Jacobs, Weil & Shapiro, LLP 10250 Constellation Boulevard, 19th Floor Los Angeles, California 90067 (310) 553-3000	James H. Schwab, Esq. Steven J. Williams, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000

This statement is filed in connection with (check the appropriate box):

a.	☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☐

Check the following box if the filing is a final amendment reporting the results of the transaction. ☑

CALCULATION OF FILING FEE*

TRANSACTION VALUATION $188,753,420	AMOUNT OF FILING $20,197

*	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined): The filing fee of $20,197 was calculated pursuant to Rule 0-11(c)(1) by multiplying 0.000107 by the sum of (x) $172,503,000 which is the product of 11,500,200 shares of Common Stock and the merger consideration of $15.00 per share in cash in consideration for the cancellation of all outstanding Common Stock and (y) $16,250,420, which is the product of outstanding options to purchase 2,519,445 shares of Common Stock in consideration for cancellation of such options and $6.45, which is the amount equal to the excess of $15.00 over the weighted average exercise price of such outstanding options.

☑ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,197

Form or Registration No.:	Schedule 14A

Filing Party:	Checkers Drive-In Restaurants, Inc.

Date Filed:	March 17, 2006

Introduction

This Amendment No. 4 (the “Final Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3, as amended through the date hereof (as amended, this “Schedule 13E-3”), is being jointly filed by: (1) Checkers Drive-In Restaurants, Inc., a Delaware corporation (“Checkers”) and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, (2) Taxi Holdings Corp, a Delaware corporation newly formed by Wellspring Capital Partners IV, L.P solely for the purpose of effecting the merger that is the subject of the Rule 13e-3 transaction (“Taxi Holdings”), (3) Taxi Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Taxi Holdings (“Taxi Acquisition”), (4) Wellspring Capital Partners IV, L.P., a Delaware limited partnership (“Wellspring IV”), (5) Wellspring Capital Management LLC (“Wellspring Capital”), a Delaware limited liability company and the manager of Wellspring IV, (6) WCM GenPar IV, L.P., a Delaware limited partnership and the general partner of Wellspring IV (“WCM L.P.”), (7) WCM GenPar IV GP, LLC, a Delaware limited liability company and the general partner of WCM L.P. (“WCM LLC” and, together with Wellspring IV, Wellspring Capital, WCM L.P., the “Wellspring Entities”), and (8) each of Keith E. Sirois, the President and the Chief Executive Officer, and a director, of Checkers, S. Patric Plumley, a Senior Vice President and the Chief Financial Officer and Treasurer of Checkers, Steve Cohen, the Senior Vice President of Human Resources of Checkers, Adam Noyes, Senior Vice President of Purchasing and Operations Services of Checkers, Richard Turer, Vice President of Marketing of Checkers, Ron Levondosky, Senior Vice President of Operations of Checkers, and Brian R. Doster, Vice President, Corporate Counsel and Secretary of Checkers (collectively, the “Executive Officers” and, together with Checkers, Taxi Holdings, Wellspring IV, and Wellspring Partners, the “Filing Persons”).

The Schedule 13E-3 is amended and supplemented by adding the information contained herein. Only those items amended are reported herein.

Item 15. Additional Information

Item 15(b) is hereby amended and supplemented by adding the following at the end thereof:

On June 15, 2006, at a special meeting of the stockholders of Checkers, the stockholders voted to adopt the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 16, 2006, as amended, by and among Checkers, Taxi Holdings, and Taxi Acquisition, and to approve the transactions contemplated in such Merger Agreement.

On June 20, 2006, the merger of Taxi Acquisition with and into Checkers (the “Merger”) was completed, with Checkers continuing as the surviving corporation of the Merger. In connection with the Merger, a Certificate of Merger was filed with the Secretary of State of the State of Delaware on June 20, 2006.

In connection with the Merger, except as described below, each share of common stock of Checkers issued and outstanding immediately prior to the effective time of the Merger was cancelled and converted into the right to receive $15.00 in cash, without interest. Shares owned by Checkers as treasury stock were cancelled without any payment. No shares of Checkers were owned by Taxi Holdings or Taxi Acquisition immediately prior to the Merger. Shares held by stockholders who made proper demands for appraisal and did not vote in favor of adoption of the Merger Agreement were not entitled to receive the merger consideration.

Each option, other than certain options held by members of Checkers’ management as described below, to purchase shares of common stock of Checkers issued and outstanding immediately prior to the effective time of the Merger were cancelled and converted into the right to receive an amount in cash equal to (i) the number of shares of common stock subject to the option, multiplied by (ii) $15.00 minus the per share exercise price of the option, net of any applicable withholding taxes (the “Option Consideration”). In lien of payment of the Option Consideration, options to purchase 1,028,880 shares of common stock of Checkers that were held by members of Checkers’ management prior to completion of the Merger were cancelled in consideration for options to purchase common stock, par value $0.01, of Taxi Holdings representing in the aggregate approximately 8.9% of the fully diluted common equity of Taxi Holdings as of the closing.

The common stock of Checkers ceased trading on the NASDAQ National Market and was delisted as of the close of market on June 20, 2006. Checkers has filed a Form 15 with the Securities and Exchange Commission in order to deregister its common stock under the Securities Exchange Act of 1934, as amended.

Item 16. Exhibits

Item 16 is hereby amended and supplemented by adding the following exhibits thereto:

(a.4) Press release issued by Checkers Drive-In Restaurants, Inc., dated June 15, 2006.

(a.5) Press release issued by Checkers Drive-In Restaurants, Inc., dated June 20, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2006

CHECKERS DRIVE-IN RESTAURANTS, INC.

By:	/s/ Brian R. Doster

Name: Brian R. Doster
Title: Secretary

TAXI HOLDINGS CORP.

By:	/s/ Carl M. Stanton

Name: Carl M. Stanton
Title: President

TAXI ACQUISITION CORP.

By:	/s/ Carl M. Stanton

Name: Carl M. Stanton
Title: President

WELLSPRING CAPITAL PARTNERS IV, L.P

By:	WCM GenPar IV, L.P., General Partner

By:	WCM GenPar IV GP, LLC, its General Partner

By:	/s/ Carl M. Stanton

Name: Carl M. Stanton
Title: Member

WELLSPRING CAPITAL MANAGEMENT LLC

By:	/s/ Carl M. Stanton

Name: Carl M. Stanton
Title: Partner

WCM GENPAR IV, L.P.

By:	WCM GenPar IV GP, LLC, its General Partner

By:	/s/ Carl M. Stanton

Name: Carl M. Stanton
Title: Member

WCM GENPAR IV GP, LLC

By:	/s/ Carl M. Stanton

Name: Carl M. Stanton
Title: Member

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 20, 2006

KEITH E. SIROIS

By:	/s/ Keith E. Sirois

S. PATRIC PLUMLEY

By:	/s/ S. Patric Plumley

STEVE COHEN

By:	/s/ Steve Cohen

ADAM NOYES

By:	/s/ Adam Noyes

RICHARD TURER

By:	/s/ Richard Turer

RON LEVONDOSKY

By:	/s/ Ron Levondosky

BRIAN R. DOSTER

By:	/s/ Brian R. Doster

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(a.4)	Press release issued by Checkers Drive-In Restaurants, Inc., dated June 15, 2006.

(a.5)	Press release issued by Checkers Drive-In Restaurants, Inc., dated June 20, 2006.